FRANK’S INTERNATIONAL, NV Prins Bernhardplein 200 1097 JB, Amsterdam The Netherlands

July 26, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Amendment Nos. 3 and 4 to Registration Statement on Form S-1
Filed July 24, 2013 and July 25, 2013
File No. 333-188536

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically on July 26, 2013, with respect to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1, File No. 333-188536 (the “Registration Statement”), filed with the Commission on July 24, 2013, and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, filed with the Commission on July 25, 2013.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, we will hand deliver three full copies of Amendment No. 5.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 5.

Securities and Exchange Commission

July 26, 2013

Verbal Comments

On July 26, 2013, in a telephone conversation with the Staff, it was noted that the disclosure on page 63 of Amendment No. 4 regarding the registrant’s credit facilities was inaccurate with respect to the interest rate applicable to base rate loans.

RESPONSE:

We acknowledge the Staff’s comment and we have revised our disclosure to state that base rate loans under the credit facilities will bear interest at a rate based off of the higher of (a) the Primer Rate as published from time to time in the Bonds, Rates & Yields section of The Wall Street Journal, (b) the Federal Funds Effective Rate plus 0.5% or (c) the Adjusted Eurodollar Rate plus 1.00%, plus an applicable margin ranging from 0.50% to 1.50% (determined with reference to our leverage ratio). Please see page 63 of Amendment No. 5.

On July 26, 2013, in a telephone conversation with the Staff, it was noted that the footnote describing the terms of the voting agreement (footnote 7) to the “Principal Stockholders” table on page 126 of Amendment No. 4 should also apply to Mosing Holdings, Inc. and FWW B.V.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the disclosure such that the relevant footnote applies to both Mosing Holdings, Inc. and FWW B.V. Please see pages 126 and 127 of Amendment No. 5.

On July 26, 2013, in a telephonic conversation with the Staff, it was noted that the name of the second managing director of FWW B.V. should be disclosed in connection with footnote 5 on page 127 of Amendment No. 4.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the footnote related to FWW B.V. to disclose the identity of the other managing director, Intertrust (Netherlands) B.V., a corporate service provider. Please see page 127 of Amendment No. 5.

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Securities and Exchange Commission

July 26, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Mark G. Margavio
Name:	Mark G. Margavio
Title:	Chief Financial Officer

Enclosures

cc:	Mark Wojciechowski (U.S. Securities and Exchange Commission)

John Cannarella (U.S. Securities and Exchange Commission)

Karina V. Dorin (U.S. Securities and Exchange Commission)

Donald Keith Mosing (Frank’s International N.V.)

Brian D. Baird (Frank’s International N.V.)

Douglas E. McWilliams (Vinson & Elkins L.L.P.)

Jeffery K. Malonson (Vinson & Elkins L.L.P.)

Sean T. Wheeler (Latham & Watkins LLP)